VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549	February 24, 2021
Attention: David Link

Re:	African Gold Acquisition Corp.
Amendment No. 3 to Form S-1
Filed on February 19, 2021
File No. 333-251939

Dear Mr. Link:

African Gold Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2021, regarding the Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed on February 19, 2021

Principal Shareholders, page 111

1.	We note the revisions made in footnote 3 to the beneficial ownership table. Please revise to identify the natural persons who are the ultimate control persons of the shares held by African Gold Acquisition Sponsor LLC.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on page 111 of the Registration Statement.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
African Gold Acquisition Corp. By: /s/ Christopher Chadwick Name: Christopher Chadwick Title: Chief Executive Officer

 cc: Ellenoff Grossman & Schole LLP